April 8, 2020

Mr. Tony Watson
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
Washington, DC 20549

Re:
General Finance Corporation
Form 10-K for the Fiscal Year Ended June 30, 2019
Filed on September 12, 2019
File No. 1-32845

Dear Mr. Watson:

This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the Annual Report on Form 10-K for the fiscal year ended June 30, 2019 filed September 12, 2019 of General Finance Corporation (the “Company”), as conveyed in your letter dated March 26, 2020.  For your convenience, each of the Staff’s comments and questions has been set forth directly above our applicable response.

Form 10-K filed September 12, 2019

Consolidated Balance Sheets, page F-3

1.
Please tell us your consideration of presenting classified balance sheets. Refer to Rules 5-02.9 and 5-02.21 of Regulation S-X.

The Company has no working capital covenants or requirements in its senior secured credit facilities or publicly-traded securities and has elected to present an unclassified balance sheet as appropriate.  This presentation is not uncommon to companies in the portable storage sector of the rental equipment industry.  Other comparable public entities that have also elected to present an unclassified balance sheet are Mobile Mini, Inc. and McGrath RentCorp.  As a result of the nonclassified balance sheet presentation, total current assets and total current liabilities referred to in Rules 5-02.9 and 5.02.21 of Regulation S-X, respectively, are not applicable.

Consolidated Statements of Comprehensive Income/Loss, page F-5

2.
Please tell us your consideration of disclosing totals for other comprehensive income (loss) for the years presented. Refer to ASC 220-10-45-1B(b).

The Company believes it has substantially complied with the requirements of ASC 220-45-1B(b).  The separate consolidated statements of comprehensive income/loss on page F-5 immediately follow the consolidated statements of operations on page F-4 and present the changes in the two components (change in fair value of cash flow hedge on

Mr. Tony Watson
Securities and Exchange Commission

interest rate swaps and cumulative translation adjustment) and the total applicable to the Company for each period.  Since the cash flow hedge on interest rate swaps is not material to the total of accumulated other comprehensive income (loss), the Company believes that presenting separate totals for each component at the end of each period would not provide additional meaningful disclosure.

3.
Please tell us your consideration of disclosing either on the face of the statements or as a separate disclosure in the notes, the changes in the accumulated balances for each component of other comprehensive income included in that separate component of equity.  Refer to ASC 220-10-45-14A.

The Company believes it has substantially complied with the requirements of ASC 220-10-45-14A.  In addition to the disclosures presented on page F-5, it has further disclosed and rolled forward the components and total of comprehensive income (loss) for each period in the consolidated statements of equity commencing on page F-6.  The Company has also disclosed the classifications out of accumulated other comprehensive income (loss) from its cash flow hedge on interest rate swaps in Note 6 of the Notes to Consolidated Financial Statements on page F-33.

Notes to Consolidated Financial Statements
Property, Plant and Equipment, page F-11

4.
Please tell us your consideration of disclosing the amount of depreciation expense for each year presented. Please refer to ASC 360-10-50-1.

The Company believed that its disclosures of depreciation and amortization related to its long-lived tangible and intangible assets for its investors and other interested parties were fairly and concisely presented in total in the consolidated statements of operations and segment information.  After considering the Staff’s comment, the Company agrees that it should separately disclose the depreciation expense referred to in ASC 360-10-50-1 and will commence doing so in future filings.

Lease Fleet, page F-12

5.
Please tell us your consideration of disclosing accumulated depreciation at each balance sheet date and the amount of depreciation expense for each year presented. Please refer to ASC 360-10-50-1.

The Company disclosed the net carrying amount of its lease fleet in the consolidated balance sheets on page F-3 and the related gross carrying amount in Note 2 of the Notes to Consolidated Financial Statements on page F-12, thereby allowing its investors and other interested parties to easily derive the amount of accumulated depreciation.  The Company believed these disclosures substantially comply with the requirements of ASC 360-10-50-1 as it related to accumulated depreciation.

Mr. Tony Watson
Securities and Exchange Commission

The Company directs the Staff to its response to Comment No. 4 above as it relates to depreciation expense.

Intangible Assets, page F-14

6.
Please tell us your consideration of disclosing amortization expense for each year presented. Please refer to ASC 350-30-50-2.

The Company believed that its disclosures of depreciation and amortization related to its long-lived tangible and intangible assets for its investors and other interested parties were fairly and concisely presented in total in the consolidated statements of operations and segment information.  After considering the Staff’s comment, the Company agrees that it should separately disclose the amortization expense referred to in ASC 350-30-50-2 and will commence doing so in future filings.

Contract Costs and Liabilities, page F-16

7.
Please tell us your consideration of providing a tabular reconciliation of the changes in the aggregate product warranty liability at each balance sheet date, including the:

  beginning balance of the aggregate product warranty liability;
  aggregate reductions in that liability for payments made under the warranty;
  aggregate changes in the liability for accruals related to product warranties issued during the reporting period;
  aggregate changes in the liability for accruals related to preexisting warranties; and
  ending balance of the aggregate product warranty liability.

Please refer to ASC 460-10-50-8.

The Company’s consolidated total assets and consolidated total liabilities were $718,312,000 and $541,271,000, respectively, at June 30, 2019, as disclosed in the consolidated balance sheet on page F-3.  The warranty reserve, as disclosed on page F-16, of $219,331 and $238,956 at June 30, 2019 and 2018, respectively, is not material to its consolidated financial position and the Company believes the reconciliation referred to in ASC 460-10-50-8 of the changes in its warranty reserve is not required and would not be meaningful.

Mr. Tony Watson
Securities and Exchange Commission

Note 5. Senior and Other Debt
Senior Notes, page S-1

8.
We note the Indenture limits the Company's ability to pay dividends and that you provided Schedule I. Please tell us your consideration of disclosing the most significant restrictions on the payment of dividends, their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions and the amount of restricted net assets of unconsolidated subsidiaries and consolidated subsidiaries as of June 30, 2019.  Refer to Rule 4-08(e)(1) and (3)(i) and (ii) of Regulation S-X.
The Company believes it substantially complies with the provisions of Rule 4-08(e)(1) and (3)(i) and (ii).  Funding sources, restrictions on dividend payments and the transfers of funds and other material provisions are disclosed in Note 5 of the Notes to Consolidated Financial Statements on page F-29 under the subheading “North America Credit Facility” and on page F-31under the subheading “Senior Notes.”
As required by Rule 4-08(e)(1), in Note 5 the Company has disclosed the most significant restriction on dividend payments on its Series B 8% Cumulative Preferred Stock  and 9.00% Series C Cumulative Redeemable Perpetual Preferred Stock (collectively, “Preferred Stock”): compliance with the fixed charge coverage ratio of the Indenture.  Note 5 states in part: “ The Indenture contains covenants which, among other things, limit the Company’s ability to make certain payments, to pay dividends and to incur additional indebtedness if the incurrence of such indebtedness would cause the company’s consolidated fixed charge coverage ratio, as defined in the Indenture, to be below 2.0 to 1.0.”
As required by Rule 4-08(e)(3)(i), the Company has disclosed the nature of restrictions imposed by its senior secured credit facility on its subsidiaries’ ability pay the Company dividends.  In the “North America Senior Credit Facility” section of Note 5, the Company reviewed these restrictions in detail: “The maximum amount of intercompany dividends that Pac-Van and Lone Star are allowed to pay in each fiscal year to GFN for the funding requirements of GFN’s senior and other debt and the Series C Preferred Stock are (a) the lesser of $5,000,000 for the Series C Preferred Stock or the amount equal to the dividend rate of the Series C Preferred Stock and its aggregate liquidation preference and the actual amount of dividends required to be paid to the Series C Preferred Stock; and (b) $6,300,000 for the public offering of unsecured senior notes or the actual amount of annual interest required to be paid; provided that (i) the payment of such dividends does not cause a default or event of default; (ii) each of Pac-Van and Lone Star is solvent; (iii) excess availability, as defined, is $5,000,000 or more under the Wells Fargo Credit Facility; (iv) the fixed charge coverage ratio, as defined, will be greater than 1.25 to 1.00; and (v) the dividends are paid no earlier than ten business days prior to the date they are due.”
The Company does not have consolidated retained earnings and dividend payments on its Preferred Stock have been charged to additional paid-in capital.  The Company has never paid dividends on its common stock and does not contemplate doing so in the foreseeable future.

Mr. Tony Watson
Securities and Exchange Commission

The Company acknowledges that it is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to the undersigned via electronic mail address cbarrantes@generalfinance.com or by phone nu mber (626) 204-6307.

Sincerely,

/s/ Charles E. Barrantes

Charles E. Barrantes
General Finance Corporation
Chief Financial Officer

cc:
Christopher A. Wilson, General Finance Corporation, Vice President,
General Counsel and Secretary